Exhibit 16.1

June 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

        We have read disclosures pursuant to Item 14 of Form 10 (included in the section titled "Change in Accountants") filed June 6, 2005, of American Express Financial Corporation (Ameriprise Financial, Inc.) and are in agreement with the first, third and fourth paragraphs, the first, fifth and sixth sentences of the second paragraph, the portion of the fourth sentence of the second paragraph related to the dismissal of Ernst & Young LLP, and the portion of the first sentence of the fifth paragraph related to the engagement of Ernst & Young LLP. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP